STATEMENT OF FINANCIAL CONDITION

RiverSource Distributors, Inc.
SEC File Number: 8-67196
December 31, 2022
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-67196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RiverSource Distributors, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	MN	55474
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Bartylla	612-671-2041	jason.bartylla @ampf.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, and middle name)

One North Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Jason Bartylla_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _RiverSource Distributors, Inc._____, as of _December 31_____, 2 _022_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2025

Signature: _____

Title: _Chief Financial Officer_____

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RiverSource Distributors, Inc.
Statement of Financial Condition
December 31, 2022

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of RiverSource Distributors, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of RiverSource Distributors, Inc. (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 23, 2023

We have served as the Company's auditor since 2010.

PricewaterhouseCoopers LLP, 45 South 7th Street, Suite 3400, Minneapolis, MN 55402
T: (678) 419 1000, www.pwc.com/us

RiverSource Distributors, Inc.
Statement of Financial Condition
December 31, 2022
(in thousands except share amounts)

Assets	
Cash and cash equivalents	$ 26,996
Receivables:	
Due from affiliates	59,453
Other	133
Deferred income taxes, net	1,987
Other assets	665
Total assets	$ 89,234
Liabilities and Stockholder's Equity	
Liabilities:	
Payables:	
Due to affiliates	$ 56,626
Accrued salaries and employee benefits	8,369
Due to third party distributors	3,350
Other liabilities and accrued expense	3,142
Total liabilities	71,487
Commitments and contingencies (see note 8)	
Stockholder's equity:	
Common stock $.01 par value per share:	
Authorized, issued and outstanding shares - 100	—
Additional paid-in capital	22,761
Accumulated deficit	(5,014)
Total stockholder's equity	17,747
Total liabilities and stockholder's equity	$ 89,234

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Significant Accounting Policies

Organization

RiverSource Distributors, Inc. (the Company) is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and the various states in which the Company conducts business and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company provides underwriting and distribution services for financial products of affiliated companies, RiverSource Life Insurance Company and RiverSource Life Insurance Co. of New York, which offer variable insurance and annuity products.

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities. These accounting estimates reflect the best judgment of management and actual amounts could differ significantly from those estimates.

Significant Accounting Policies

Income taxes: The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes.

Fair value of financial instruments: Substantially all the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2022, approximate fair value.

Cash and cash equivalents: Cash equivalents include commercial paper with original or remaining maturities at the time of purchase of 90 days or less. The Company has evaluated the cash equivalents for credit risk and has determined it is negligible due to the short-term nature of the investment.

RiverSource Distributors, Inc.
Notes to Statement of Financial Condition
December 31, 2022
(in thousands)

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

No accounting pronouncement had a significant or material effect on the financial statements or operations of the company.

3. Income Taxes

The Company had a payable to the Parent for federal income taxes of $37 at December 31, 2022. Also, the Company had a receivable from the Parent for state income taxes of $6 at December 31, 2022, noting that the federal payable is included in due to affiliates while the state receivable is included in due from affiliates on the statement of financial condition.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2022 are as follows:

	2022
Deferred income tax assets:	
Deferred compensation	$ 1,975
Other	-
Loss Carryovers	12
Total deferred income tax assets	1,987

In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established as of December 31, 2022.

For all open tax years and all major taxing jurisdictions, management of the Company has concluded that there are no significant uncertain tax positions that would require recognition in the financial statements. Furthermore, management of the Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months. The Company has no unrecognized tax benefits or related interest and penalties for the year ended December 31, 2022.

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax return of Ameriprise Financial (the Parent), in the U.S. federal jurisdiction and various state jurisdictions. The federal statute of limitations are closed on years through 2015, except for one issue for 2014 and 2015 which was claimed on amended returns. The IRS is currently auditing the Parent's U.S. income tax returns for 2016 through 2020. Ameriprise Financial's or its subsidiaries', including the Company's, state income tax returns are currently under examination by various jurisdictions for years ranging from 2015 through 2020.

4. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.
Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification these instrument pursuant to the fair value hierarchy.

Cash equivalents

The Company's cash equivalents, consisting of commercial paper, are classified as Level 2 and are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques.

The following table presents balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents				
Commercial paper	$ —	$ 26,972	$ —	$ 26,972
Total assets at fair value	$ —	$ 26,972	$ —	$ 26,972

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels.

(in thousands)

Fair Value of Financial Instruments
In general, the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2022, approximate fair value.

5. Net Capital provisions and regulatory requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined or $250, if greater.

At December 31, 2022, the Company had net capital of $11,674 which was $11,424 in excess of the amount required to be maintained. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

6. Related-Party Transactions

The Company provides various services to other affiliates and is compensated for these services pursuant to various agreements with the affiliates to which the services are provided. The most significant activity includes providing distribution and underwriting services for affiliated insurance and annuity products sold through an affiliated field force and outside distributors.

Receivables due from affiliates on the statement of financial condition as of December 31, 2022 primarily relates to uncollected distribution fees of $56,565.

Payables due to affiliates on the statement of financial condition as of December 31, 2022, primarily relates to distribution fees of $53,215.

The Company participates in the Parent's Retirement Plan (the Plan) which covers all permanent employees age 21 and over who have met certain employment requirements. However, effective April 2020, the Parent no longer enrolled new employees in the Plan. Contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act.

The Company also participates in the defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributinns to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in the Parent's Incentive Compensation Plan. Employees are eligible to receive incentive awards including stock options, restricted stock awards (RSAs), non-qualified options, restricted stock units (RSUs), deferred share units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction.

7. Commitments and Contingencies

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

8. Subsequent Events

As of February 23, 2023, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.